Exhibit (a)(5)(i)

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

CORNELIUS P. DUKELOW, On Behalf of Himself and All Others Similarly Situated,	Index No.

Plaintiff,

vs.	SUMMONS

OSG AMERICA, L.P., OVERSEAS SHIPHOLDING GROUP, INC., MORTEN ARNTZEN, JAMES G. DOLPHIN, KATHLEEN C. HAINES, ROBERT JOHNSTON, STEVENT. BENZ, HENRY FLINTER and MYLES ITKIN,

Defendants

TO THE ABOVE-NAMED DEFENDANTS:

You are hereby summoned and required to serve upon Plaintiffs attorneys an answer to the Complaint in this action within twenty (20) days after the service of this summons, exclusive of the day of service, or within thirty (30) days after service is complete if this summons is not personally delivered to you within the State of New York. In case of your failure to answer, judgment will be taken against you by default for the relief demanded in the complaint.

The basis of the venue designated is New York County because: (i) a substantial portion of the transaction and wrongs complained of, including defendants’ primary participation in the wrongful acts, occurred in this County; (ii) two of more of the defendants either reside in or maintain executive offices in this County; and (iii) defendants have received substantial compensation in this County by engaging in numerous activities and conducting business, which had an effect in this County.

Dated: September 28, 2009	FARUQI & FARUQI, LLP

By:
Adam R. Gonnelli
Christopher Marlborough
369 Lexington Ave., 10th
Floor New York, NY 10017-6531
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

William B. Federman
FEDERMAN & SHERWOOD
10205 North Pennsylvania Ave.
Oklahoma City, OK 73120
Telephone: (405) 235-1560
Facsimile: (405) 239-2112

Attorneys for Plaintiff

2

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

CORNELIUS P. DUKELOW, On Behalf of Himself and All Others Similarly Situated,	Index No.

Plaintiff,

vs.	CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND INJUNCTIVE RELIEF
OSG AMERICA, L.P., OVERSEAS SHIPHOLDING GROUP, INC., MORTEN ARNTZEN, JAMES G. DOLPHIN, KATHLEEN C. HAINES, ROBERT JOHNSTON, STEVENT. BENZ, HENRY FLINTER and MYLES ITKIN,	JURY TRIAL DEMANDED

Defendants

Plaintiff, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge.

NATURE OF THE ACTION

1.                                       This is a class action on behalf of the partnership unit holders of OSG America, L.P. (‘OSG America” or the “Partnership”) against OSG America, certain of the Partnership’s officers and/or directors, and OSG America’s majority owner, Overseas Shipholding Group, Inc. (“Overseas Shipholding”) for injunctive and other relief arising out of Defendants’ efforts to sell Overseas Shipholding the partnership units it does not already own via an unfair process and at a grossly unfair price (the “Proposed Acquisition”) Defendant Overseas Shipholding, in turn, is liable for aiding and abetting the OSG America Defendants’ breaches of fiduciary duties. Plaintiff also seeks to enjoin the Proposed Acquisition.

2.                                       In pursuing this unlawful plan to cash out OSG America’s public unitholders for grossly inadequate consideration of $10.25 per unit in cash consideration, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3.                                       In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

a.                                       Act independently so that the interests of OSG America’s public unit holders will be protected, including, but not limited to, adequately considering any superior offers for the Partnership;

b.                                      Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize unitholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of OSG America’s public unitholders;

c.                                       Fairly and fully disclose all material information to the Partnership’s unit holders concerning the Potential Acquisition, or any alternative thereto; and

d.                                      Consider strategic alternatives to the announced sale of OSG America.

4.                                       For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from approving the Proposed Acquisition or, in the event that the Proposed Acquisition is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty and due care.

JURISDICTION AND VENUE

5.                                       This Court has jurisdiction over each Defendant named herein because each Defendant conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the New York courts permissible under traditional notions of fair play and substantial justice.

6.                                       Plaintiff’s claims alleged herein are based solely on New York statutory and/or common law. Plaintiff’s claims alleged herein have not been preempted by federal law, nor does Plaintiff’s right to relief require the resolution of any substantial, disputed federal question. Plaintiff’s claims for breach of fiduciary duty raise no federal claim notwithstanding any unintended reference or references to any federal securities laws, or any violation thereof, and any such unintended reference or references are not essential elements of any of Plaintiff’s state law claims

7.                                       Plaintiff’s claims are not removable pursuant to the Class Action Fairness Action of 2005 (“CAFA”) because they fall within the exception or exceptions set forth at 28 U.S.C. §§ 1332(d)(9)(B) and (C) and 29 U.S.C. §§ 1453(d)(2) and (d)(3).

8.                                       Plaintiff’s claims are not removable pursuant to the Securities Litigation Uniform Standards Act of 1988 (“SLUSA”) because they fall within the exception or exceptions thereto. See 15 U.S.C. § 77p (d) (1); 15 U.S.C. § 78bb (f) (3).

9.                                       Venue is proper in this Court because the conduct at issue took place and had an effect in this county.

THE PARTIES

10.                                 Plaintiff Cornelius P. Dukelow (“Plaintiff”) is, and at all times relevant hereto was, a unitholder of OSG America.

11.                                 Defendant OSG America is a publicly traded Delaware partnership with its principal executive offices located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602. OSG America was formed by Overseas Shipholding in May 2007 to acquire some of Overseas Shipholding’s ships. OSG America is the largest provider of U.S. Flag product carriers and ocean going barges. OSG America has an operating fleet of 23 carriers and tug barges and has an aggregate carrying capacity of approximately 4.5 million barrels of oil.

The majority of OSG America’s vessels trade in the U.S. Jones Act(1) coastwise market throughout most major routes including the intra-U.S. Gulf, U.S. Gulf to the East Coast and West Coast of the United States, from Alaska to the U.S. West Coast and within the Delaware Bay. The Partnership’s revenues are derived primarily from medium to long-term contracts and the OSG America customers are predominantly leading integrated oil companies and independent refiners, such as BP, Exxon Mobil, Shell, Chevron, ConcocoPhillips, Valero and Marathon. OSG America’s units trade to a great extent based upon its annualized dividend of $1.50 per unit (as of July 29, 2009) and its limited partner units are listed and traded on the New York Stock Exchange and currently trade under the ticker symbol “OSP.”

12.                                 Defendant Overseas Shipholding is a Delaware corporation with its principal executive offices located at 666 Third Avenue, New York, New York 10017. Overseas Shipholding is a Dow Jones Transportation Index company and touts itself as one of the largest publicly traded tanker companies in the world. Its affiliates currently own approximately 53.3% of the outstanding common units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America. Indeed, Overseas Shipholding formed OSG American in 2007 as an entity to acquire some of Overseas Shipholding’s ships. Overseas Shipholding’s operating fleet, as of March 31, 2009, consisted of 121 vessels. Its revenues are highly sensitive to patterns of supply and demand for vessels of the size and design configurations it owns and operates.

13.                                 Defendant Morten Arntzen (“Arntzen”) is and was at all relevant times a director of the Partnership since 2007. Arntzen has also served as Overseas Shipholding’s President and

(1)          All but two vessels trade in the U.S. Jones Act, a market that is protected from direct foreign competition and mandates that all vessels transporting cargo between U.S. ports be built in the U.S., registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S. companies.

CEO since January 2004. Arntzen has an incurable conflict of interest as he stands on both sides of the transaction.

14.                                 Defendant James G Dolphin (“Dolphin”) is and was at all relevant times a director of the Partnership since 2007.

15.                                 Defendant Kathleen C. Haines (“Haines”) is and was at all relevant times a director of the Partnership since 2007.

16.                                 Defendant Robert Johnston is and was at all relevant times a director of the Partnership since 2007.

17.                                 Defendant Steven T. Benz is and was at all relevant times a director of the Partnership since 2007.

18.                                 Defendant Henry Flinter (“Flinter”) is and was at all relevant times a director of the Partnership. Flinter was promoted to Chief Financial Officer (“CFO”) of the Partnership in January 2009. From November 2005 until his promotion, he was Vice President Corporate Finance of OSG Ship Management, Inc., with oversight of treasury, corporate finance and capital market transactions. He joined OSG America in 2002 as Assistant Vice President, Accounting and was promoted to Vice President, Accounting in January 2005.

19.                                 Defendant Myles Itkin (“Itkin”) is and was at all relevant times a director of the Partnership and was appointed President and Chief Executive Officer (“CEO”) of the Partnership in 2009. Itkin has also served as the CFO and Treasurer of Overseas Shipholding since 1995 and was promoted to Executive Vice President in 2006. Itkin has an incurable conflict of interest as he stands on both sides of the transaction.

20.                                 The Defendants named above in ¶¶13-19 are collectively referred to herein as the “Individual Defendants.”

21.                                 The Individual Defendants, OSG America and Overseas Shipholding are collectively referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

22.                                 The Individual Defendants, because of their positions of control and authority as directors or officers of OSG America, were able to and did, directly and indirectly, control the wrongful acts complained of herein. Because of their advisory, executive, managerial, and directorial positions with OSG America, each of the Defendants had access to adverse non-public information about the financial condition, operations and future business prospects of OSG America, including, without limitation, the wrongdoing which the Individual Defendants caused OSG America to engage in.

23.                                 In a situation where the directors of a publicly traded partnership undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value unitholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the unitholders to make an informed voting decision. To diligently comply with this duty, the directors of a partnership may not take any action that:

(a)                                  Adversely affects the value provided to the partnership’s unitholders;

(b)                                 Contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                  Discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)                                 Otherwise adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the partnership’s unitholders.

THE PROPOSED ACQUISITION

24.                                 Overseas Shipping currently owns approximately 77.1% of the outstanding equity in OSG America.

25.                                 On Wednesday July 29, 2009, Overseas Shipholding made an offer to acquire the remaining 22.9% stake in OSG America for $55 million in cash. Overseas Shipholding offered $8 per unit of OSG America. This offer price represented a meager premium of approximately 12.7% over the closing price of the units on July 29, 2009, and a premium of only approximately 11.1% above the average closing price of the units for the preceding 90 trading days. Overseas Shipholding gave no explanation or rationale for its offering price.

26.                                 The offer was conditioned upon, inter alia, more than 4 million common units being tendered such that Overseas Shipholding would thereupon own at least 80% of the outstanding common units of OSG America. Following the completion of the tender offer, Overseas Shipholding expected to acquire any remaining units not tendered through the exercise of a repurchase right contained in its partnership agreement.

27.                                 On August 6, 2009, legal counsel to the conflicts committee of the Partnership’s Board sent a letter to Overseas Shipholding expressing the informal position of the conflicts committee that, were Overseas Shipholding to proceed with the proposed tender offer at the current price, the conflicts committee would recommend that common unitholders reject the offer and not tender their units pursuant to the offer.

28.                                 Thus, on September 24, 2009, OSG America reported that Overseas Shipholding had increased the price per unit that it will offer to pay for all of the outstanding publicly held common units of OSG America from $8.00 to $10.25 per unit in cash - a higher, but still wholly inadequate price. Yet again, however, no explanation or rationale was provided to justify or explain the offering price.

29.                                 On September 24, 2009, OSG America’s committee of independent directors stated that they would recommend that public unitholders tender their partnership units. However, the proposed $10.25 per unit is lower than the Partnership’s 52-week high share price of $10.49, as of September 24, 2009. Defendants have effectively placed a cap on the Partnership’s unit price and thus ensured that they, rather than the Partnership’s unitholders, will be the beneficiaries of the Partnership’s future prospects.

30.                                 Defendants have a fiduciary duty to fully and fairly disclose all material information to unitholders regarding the Proposed Acquisition. OSG announced that Overseas Shipholding’s decision to increase the offer price was made following extensive discussions, the substance of which has not been disclosed, between OSG America and a committee of three undisclosed independent members of OSG America’s Board, who were appointed to review Overseas Shipholding’s offer. The committee has informed Overseas Shipholding that its increased price of $10.25 per unit is “fair to common unitholders, from a financial view, as of September 24, 2009.” Not only have Defendants failed to disclose the identity of the Partnership’s independent committee members, Defendants have also failed to disclose, inter alia, what information, if any, the independent committee reviewed or analyzed in order to form the basis of its determination that the increased price is now “fair.”

DEFENDANTS FAILED TO MAXIMIZE UNITHOLDER VALUE

31.                                 As a result of Defendants’ conduct, the Partnership’s public unitholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Partnership. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize unitholder value.

32.                                 The consideration reflected in the Proposed Acquisition does not reflect the true inherent value of the Partnership that was known only to the Individual Defendants, as directors and officers of OSG America, at the time the Proposed Acquisition was announced because, among other things, it does not properly take into account the long-term value of the Partnership, which would, if the Proposed Acquisition was consummated, allow only OSG America to realize such future potential. OSG America’s revenues have incurred a steady upwards trend over the past four (4) years - from $49.8M in January 2006, $88.9 M in January 2007, $214M in January 2008 and ultimately to $286.3M in January 2009.

33.                                 The consideration to be paid to the unitholders in connection with the Proposed Acquisition is unfair and grossly inadequate because, among other things, the consideration agreed upon by Defendants did not result from an appropriate consideration of the value of OSG America or consideration of strategic alternatives.

34.                                 Specifically, the Proposed Acquisition would ultimately add OSG America’s expansion opportunities to Overseas Shipholding’s portfolio. OSG America’s expansion opportunities include, but are not limited to, two (2) optional newbuild vessels which will be converted to shuttle tankers and will begin service in the U.S. Gulf of Mexico ultra-deepwater trade in 2010 and 2011. The Chinook and Cascade ultra-deepwater fields located in the Walker Ridge region are expected to begin producing oil from water approximately 8,000 feet deep, the first new Jones Act trade in 25 years.

35.                                 Furthermore, OSG America currently has a committed program to add six (6) product carriers which will provide a platform to further strengthen its leading market position. Additionally, the Partnership has options to purchase or charter an additional 10 vessels. If all newbuild commitments and options are exercised, the Partnership’s fleet will increase from 18 to 30 product carriers and barges, increasing its aggregate carrying capacity from 4.9 million to 8.8 million barrels, all of which will increase the distributable cash flow to unitholders.

CLASS ACTION ALLEGATIONS

36.                                 Plaintiff brings this action, pursuant to NY CPLR 901 et. seq., on his own behalf and as a class action on behalf of all holders of OSG America units who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

37.                                 This action is properly maintainable as a class action.

38.                                 The Class is so numerous that joinder of all members is impracticable. As of September 24, 2009, there were thousands of public unitholders of OSG America.

39.                                 There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                  whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)                                 whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of OSG America;

(e)                                  whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f)                                    whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Proposed Acquisition by soliciting unitholder votes in favor of the Proposed Acquisition based upon inadequate disclosures;

(g)                                 whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Partnership or its assets;

(h)                                 whether Defendants OSG America and Overseas Shipholding aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(i)                                     whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

40.                                 Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

41.                                 Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

42.                                 The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

43.                                 Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

44.                                 Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

45.                                 Plaintiff repeats and realleges each allegation set forth herein.

46.                                 The Individual Defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public unitholders of OSG America and have acted to put their personal interests ahead of the interests of the Partnership’s unitholders.

47.                                 By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent of their investment in OSG America.

48.                                 The Individual Defendants have violated their fiduciary duties by entering OSG America into the Proposed Acquisition contract without regard to the effect of the proposed transaction on the Partnership’s unitholders.

49.                                 As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the unitholders of OSG America.

50.                                 Because the Individual Defendants dominate and control the business and corporate affairs of OSG America, and are in possession of private corporate information concerning the Partnership’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public unitholders of OSG America which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing unitholder value.

51.                                 By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

52.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of the Partnership’s valuable assets and operations, and/or benefit Defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

53.                                 The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

54.                                 As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of the Partnership’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to the Partnership’s unitholders sufficient information to enable them to cast informed votes regarding adoption of the Proposed

Acquisition contract and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

55.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Overseas Shipholding

56.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

57.                                 Defendant Overseas Shipholding aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public unitholders of OSG America, including Plaintiff and the members of the Class.

58.                                 The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

59.                                 By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

60.                                 Overseas Shipholding colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

61.                                 Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in favor of the Partnership and against Defendants as follows:

A.                                   Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to obtain the highest possible price for the Partnership;

B.                                     Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of OSG America and the Partnership’s unitholders until the process for the sale or auction of the Partnership is completed and the highest possible price is obtained;

C.                                     Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

D.                                    Imposition of a constructive trust, in favor of Plaintiff, on behalf of the Partnership, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E.                                      Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: September 28, 2009	FARUQI & FARUQI, LLP

By:
Adam R. Gonnell
Christopher Marlborough
369 Lexington Ave., 10th Floor
New York, NY 10017-6531
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

William B. Federman
FEDERMAN & SHERWOOD
10205 North Pennsylvania Ave.
Oklahoma City, OK 73120
Telephone: (405) 235-1560
Facsimile: (405) 239-2112

Attorneys for Plaintiff